# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GRAFTECH INTERNATIONAL LTD, CIK 0000931148
CUSIP: 384313607
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 982 Keynote Circle, Brooklyn Heights, Ohio (OH), 44131
Date of event which requires filing of this statement: 09/01/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002038657

## Reporting persons
- HEG Advanced Materials Ltd: type of reporting person: other (OO); citizenship or place of organization: India (K7); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: GRAFTECH INTERNATIONAL LTD
Address of issuer's principal executive offices: 982 Keynote Circle, Brooklyn Heights, Ohio 44131

## Item 2. Person Filing
Name of person filing:
This Statement is filed on behalf of HEG Advanced Materials Limited, which was formerly known as "HEG Limited" (the "Reporting Person"). On September 2, 2026, HEG Limited was renamed as "HEG Advanced Materials Limited."

On September 1, 2026, pursuant to the Composite Scheme of Arrangement amongst the Reporting Person, HEG Graphite Limited, Bhilwara Energy Limited, and their respective shareholders and creditors, the Reporting Person transferred the 2,577,106 shares of the Issuer's Common Stock that it directly held as of such date (taking into account the 1-for-10 reverse stock split the Issuer effected on August 29, 2025) to HEG Graphite Limited.

HEG Graphite Limited is separately filing a Schedule 13G to report that it beneficially owns greater than 5% of the Issuer's outstanding Common Stock.
Address of principal business office or, if none, residence:
The address of the principal business office of the Reporting Person is Bhilwara Towers, A-12, Sector 1, Noida (UP) 201301 NCR Delhi, Republic of India.

The registered office address of the Reporting Person is Mandideep (Near Bhopal), Distt. Raisen-462046, Madhya Pradesh, Republic of India.
Citizenship: Republic of India

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of the date hereof, the Reporting Person may be deemed the beneficial owner of 0 shares of Common Stock.
Percent of class: As of the date hereof, the Reporting Person may be deemed the beneficial owner of 0% of the shares of Common Stock outstanding.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- HEG Advanced Materials Ltd: /s/ Shri Manish Gulati, Shri Manish Gulati, Authorised Signatory (09/08/2026)